Exhibit 99.1
China GrenTech Corporation Limited
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on October 29, 2010
     NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of China GrenTech Corporation Limited (the “Company”) will be held on October 29, 2010 at 10:00 a.m., Beijing time, at our offices located at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China, for the following purposes:
1.	To elect seven directors to serve for the ensuing year or until their successors are elected and duly qualified, or until a director’s earlier death, bankruptcy, insanity, resignation or removal.

2.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent registered public accountants of China GrenTech Corporation Limited for the fiscal year ending December 31, 2010.

3.	To transact such other business as may properly come before the annual general meeting of shareholders or any adjournment or postponement thereof.
     The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on September 20, 2010 are entitled to vote at the annual general meeting of shareholders and any adjournment or postponement thereof.

FOR THE BOARD OF DIRECTORS
/s/ Yingjie Gao
Yingjie Gao
Chairman of the Board of Directors and Chief Executive Officer

Shenzhen, China
September 27, 2010
YOUR VOTE IS IMPORTANT
To ensure your representation at the annual general meeting of shareholders, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

1

China GrenTech Corporation Limited
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on October 29, 2010
General
     We are soliciting proxies on behalf of our board of directors for use at the annual general meeting of shareholders to be held on October 29, 2010 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting of shareholders will be held at our offices located at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China.
     This proxy statement is available to shareholders beginning on September 27, 2010 and the form of proxy is first being mailed to shareholders on or about September 27, 2010.
Revocability of Proxies
     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Ms. Rong Yu, our Chief Financial Officer and a director, if you hold our ordinary shares, or to Citibank, N.A., if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.
Record Date, Share Ownership and Quorum
     Shareholders of record at the close of business on September 20, 2010 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of August 31, 2010, 577,567,775 of our ordinary shares, par value US$0.00002 per share, were issued and outstanding, which included one registered holder of American Depositary Receipts evidencing 15,707,180 ADSs. The presence of at least two ordinary shareholders in person or by proxy representing not less than a majority in nominal value of the total issued ordinary shares will constitute a quorum for the transaction of business at the annual general meeting. Citibank, N.A., as depositary for the ADSs, will represent all ordinary shares underlying ADSs for the sole purpose of establishing a quorum, if requested by us in writing.
Voting and Solicitation
     Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.

     The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://www.grentech.com.cn under the heading “Investor.”
Voting by Holders of Ordinary Shares
     When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” proposals 1 and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
Voting by Holders of American Depositary Shares
     Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting of shareholders and an ADR Voting Instruction Card. Upon the delivery of a signed and completed ADR Voting Instruction Card as instructed therein, Citibank, N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request, as follows: (a) in the event of voting by show of hands, each shareholder has one vote irrespective of the number of shares held by such person; and (b) in the event of poll voting, each shareholder has an amount of votes equal to the number of shares held as of the applicable record date.
     In the event voting takes place by show of hands, Citibank, N.A. will instruct the custodian to vote all ordinary shares on deposit with the custodian in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place by poll, the depositary will instruct the custodian to vote the ordinary shares on deposit with the custodian in accordance with the voting instructions received from the holders of ADSs, and ordinary shares on deposit with the custodian for which no timely voting instructions have been received will not be voted (but all ordinary shares on deposit with the custodian will be represented at the meeting for quorum purposes if any timely voting instructions have been received from holders).
     Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only Citibank, N.A. may vote those shares at the annual general meeting. You should return your properly completed ADR Voting Instruction Card to Citibank, N.A. prior to 10 a.m., New York City Time, on October 22, 2010, which is the last date by which voting instructions may be received by Citibank, N.A.
     Citibank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.
Deadline for Shareholder Proposals
     Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2011 annual general meeting must be received by May 9, 2011 at 15th Floor, Block A,

Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1
ELECTION OF DIRECTORS
     The board of directors has nominated seven directors for election at the 2010 annual general meeting. Each director to be elected will hold office until the next annual general meeting and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Articles of Association does not currently limit the maximum number of directors. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.
     Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as our board of directors may propose.
     Kunjie Zhuang resigned from the board of directors of our company for personal reasons, effective October 29, 2010, and the corporate governance and nominating committee of our board has nominated Jing Fang for election at the 2010 annual general meeting to fill this vacancy.
     The names of the nominees, as well as our other current executive officer, their ages as of August 31, 2010 and the principal positions with our company held by them are as follows:

Name	Age	Position
Yingjie Gao	55	Chairman of the Board and Chief Executive Officer
Rong Yu	46	Director and Chief Financial Officer
Qi Wang	44	Director and Vice President
Jing Fang	47	Director Nominee and Vice President
Cuiming Shi	69	Independent Director
Xiaohu You	47	Independent Director
Kin Kwong Mak	48	Independent Director (audit committee financial expert)
Qingchang Liu	42	Vice President
     Directors Nominated for Election at the Annual General Meeting
     Yingjie Gao has served as the chairman of our board of directors and our chief executive officer since our inception in 1999. Mr. Gao has over ten years of experience in management in the wireless communication network coverage industry and has over 17 years of experience in corporate operations and management in China. Prior to co-founding Shenzhen GrenTech in 1999, Mr. Gao was the chairman and general manager of Shenzhen Tomorrow Image Design Company Limited, a company that provides corporate image consultancy services to corporations, from 1993 to 1999. Mr. Gao graduated from Jilin Correspondence College in 1983.
     Rong Yu has served as a director of our company since December 2001. Ms. Yu was the manager of our finance and accounting department when she joined our company in 1999. In 2003, she became our financial controller and vice president in charge of our financial management and accounting matters. In August 2005, she became our chief financial officer. Before joining us in 1999, Ms. Yu taught industrial accounting at Anhui Textiles School after receiving a bachelor’s degree in industrial accounting from Anhui College of Trade and Finance in 1987, and she also served as a finance manager for two other companies in her previous career.
     Qi Wang has served as a director of our company since September 2009 and has been a vice president of our company, responsible for wireless coverage business, since 2010. Prior to that, Mr. Wang was a vice president of our company responsible for base station RF business operations. Between 1988 and 1999, Mr. Wang was a department head of China Shenzhen Foreign Trade Group Corp. Ltd. and an assistant to the general manager of Shenzhen Baoren Marketing Co., Ltd. He joined our company in July 1999. Mr. Wang graduated with a bachelor’s degree in economics from Beijing University of International Economics and Business in 1988.
     Jing Fang has been a vice president of our company, responsible for research and development, since January 2010. Dr. Fang joined our company in 2001 and has served as a deputy chief engineer, the manager of RF technology center and the director of technology development center of our company prior to 2010. Dr. Fang has 20 years of experience in RF technology research and product development. Dr. Fang received her bachelor’s degree in electromagnetic field and microwave technology, master’s degree in electromagnetic field and microwave technology, and Ph.D. degree in electromagnetic field and microwave technology from Beijing Institute of Technology, Xi’an Jiaotong University, and Xi’an Jiaotong University in 1985, 1993, and 2000, respectively.
     Cuiming Shi has served as a director of our company since March 2006. Mr. Shi graduated in 1963 from the Department of Management Engineering at the Beijing University of Posts and Telecommunications. From 1981 to 1987, Mr. Shi served as Deputy Director of the Department of Postal Economic Research and as Deputy Director General of the Bureau of Finance of the Ministry of Posts and Telecommunications. From 1987 to 1997, he was Director General of the Bureau of Finance, Director General of the Department of Operations and Finance, and Director General of the Department of Finance of the Ministry of Posts and Telecommunications. He was previously the Chairman of the board of directors and the chief executive officer of China Mobile (Hong Kong) Limited, a company listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, and an executive director and executive vice-president of China Unicom Limited, a company listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange. He is currently a consultant to CITIC Pacific Limited and the chairman of CITIC Telecom 1616 Ltd.
     Xiaohu You has served as a director of our company since November 2004. He has been the director of the radio engineering department of Southeast University since 1996. Mr. You currently also serves as the head of National 3G Mobile Communications General Group, the head of National Fourth Generation Mobile Communications General Research Group and Director of Mobile Communications Laboratory, each at Southeast University in China. Professor You received his bachelor’s, master’s and doctorate degrees from Southeast University in 1982, 1985 and 1988, respectively.
     Kin Kwong Mak has served as a director of our company since November 2004. Mr. Mak has been the managing director of Venfund Investment Management Limited, a Shenzhen based mid-market M&A investment banking firm, since 2002. Prior to that, Mr. Mak spent 17 years at Arthur Andersen Worldwide where he was a partner and served as the managing partner of Arthur Andersen Southern China in his last position with the firm. Mr. Mak also serves as an independent director and audit committee chairman of China Security and Surveillance Technology, Inc. and Trina Solar Limited, both of which are companies listed in the U.S. Mr. Mak is a graduate of the Hong Kong Polytechnic University and a fellow member of the Association of Chartered Certified Accountants, UK, and the Hong Kong Institute of Certified Public Accountants, and a member of the Institute of Chartered Accountants in England and Wales.

     Other Current Executive Officer (not subject to proposal 1)
     Qingchang Liu has been a vice president of our company, responsible for base station RF business operation, since 2010. Prior to that, Mr. Liu was a vice president of our company responsible for corporate finance activities. Mr. Liu has 17 years of experience in finance, securities trading and corporate reorganizations and was involved in the corporate restructuring of, and capital raisings of, a number of companies listed on the PRC domestic stock exchanges and the Hong Kong Stock Exchange. Mr. Liu graduated from China College of Finance in July 1991 with a bachelor’s degree in economics. He obtained a master’s degree in economics from the Shenzhen University in June 2003. Mr. Liu joined our company in June 2000.
     The directors nominated for election will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each ordinary shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
     Our audit committee recommends, and our board concurs, that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be appointed as our independent registered public accountants for the year ending December 31, 2010. If this proposal is approved by our shareholders, PricewaterhouseCoopers Zhong Tian CPAs Limited Company will replace KPMG which had audited our financial statements since fiscal year 2005. The client auditor relationship between us and KPMG has been terminated and there was no reservation in KPMG’s reports thereto.
     In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may recommend to shareholders the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.
     A representative of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.
     The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this Proposal 2.
THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR RATIFICATION
OF THE APPOINTMENT OF
PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS OUR
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
FOR THE YEAR ENDING DECEMBER 31, 2010.

SHAREHOLDER COMMUNICATIONS WITH
THE BOARD OF DIRECTORS
     The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:
1.	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to China GrenTech Corporation Limited, 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China, Attention: Chief Financial Officer.

2.	Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3.	The log of shareholder correspondence will be available to members of our board for inspection. At least once each year, the Chief Financial Officer will provide to our board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board.
ACCESS TO CORPORATE GOVERNANCE POLICIES
     We adopted a Code of Ethics which is available on our company’s website http://www.grentech.com.cn under the heading “Investor.” To the extent required by law, any amendments to, or waivers from, any provision of the Code of Ethics will be promptly disclosed to the public.
     Copies of our company’s committee charters and Code of Ethics will be provided to any shareholder upon written request to China GrenTech Corporation Limited, 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China.
ANNUAL REPORT TO SHAREHOLDERS
     Pursuant to NASDAQ’s Listing Rules which permit companies to make available their annual report to shareholders on or through the company’s website, we post our annual reports on our website. Our annual report on Form 20-F for the year ended December 31, 2009 has been filed with the U.S. Securities and Exchange Commission. You may obtain copies of our annual report on Form 20-F for the year ended December 31, 2009 by visiting our website http://www.grentech.com.cn under the heading

“Investor.” If you want to receive hard copies of such documents, we will mail them to you free of charge. Please send your request by email to investor@powercn.com.
OTHER MATTERS
     We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
/s/ Yingjie Gao
Yingjie Gao
Chairman of the Board of Directors and Chief Executive Officer

Dated: September 27, 2010